HINDALCO

ADITYA BIRLA GROUP

03045075

Ref: AJJ: PVK 594:2003

Date: 30th November, 2003

SEC MAIL PROCESSING
RECEIVED
DEC 0 0 2003
WASH. D.C. 180 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

KIND ATTENTION:- INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, Singhi & Co., Kolkatta, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial results (Provisional) for the Second Quarter and Half year ended 30th September, 2003.

Please take the same on your record and acknowledge.

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Thanking You,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL J. JHALA
JOINT- PRESIDENT (Treasury) &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED

Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516 • Email : ajjhala@adityabirla.com

(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7001 • E-mail : share@hindalco.com)

SINGHI & CO.
CHARTERED ACCOUNTANTS

REVIEW REPORT

The Board of Directors,
M/s. Hindalco Industries Ltd.,
Century Bhavan, 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai. 400 025

We have reviewed the accompanying statement of unaudited Financial Results of **HINDALCO INDUSTRIES LIMITED** for the half year ended 30th September, 2003. This financial statement is the responsibility of the Company's management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statements of unaudited half yearly financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies have not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For SINGHI & CO.

Rajiv Singhi

RAJIV SINGHI
Partner
Chartered Accountants

1B, Old Post Office Street,
Kolkata.
Dated : the 23rd day of October, 2003.

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr.Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH SEPTEMBER, 2003

(Rupees in Million)

	Particulars	Quarter ended 30/09/2003 (Unaudited)	Quarter ended 30/09/2002 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Half year ended 30/09/2002 (Unaudited)	Previous Accounting year ended 31/03/2003 (Audited)
1	Net Sales	14,748	12,059	26,303	24,038	49,755
2	Other Income	879	594	1,678	1,035	2,329
3	Total Expenditure	11,078	8,886	19,401	17,392	37,614
	(a). (Increase)/Decrease in Stock in Trade	(759)	(490)	(1,244)	(1,312)	(237)
	(b). Consumption of Raw Materials	7,966	5,680	13,174	11,672	23,280
	(c). Staff Cost	587	553	1,172	1,076	2,228
	(d). Manufacturing Expenses	2,543	2,375	4,897	4,478	9,125
	(e). Other Expenditure	741	768	1,402	1,478	3,218
4	Interest & Finance Charges	422	306	873	657	1,201
5	Gross Profit	4,127	3,461	7,707	7,024	13,269
6	Depreciation	778	523	1,495	1,256	2,642
7	Profit before Tax & Extraordinary Items	3,349	2,838	6,212	5,768	10,627
8	Extraordinary Items	-	-	-	-	1,633
9	Profit before Tax	3,349	2,838	6,212	5,768	8,994
10	Provision for Tax	1,072	905	2,005	1,867	3,173
	(a). Provision for Current Tax	631	644	[illegible]	1,347	2,520
	(b). Provision for Deferred Tax	441	261	[illegible]	520	653
11	Net Profit	2,277	1,933	4,207	3,901	5,821
12	Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)	925	737	925	737	925
13	Reserves					60,986
14	Basic & Diluted EPS (Rs.)	25	17	45	36	63
15	Aggregate of non-promoter shareholding					
	(a). Number of shares			69,940,048	56,745,609	69,941,682
	(b). Percentage of shareholding			75.63%	76.99%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/09/2003 (Unaudited)	Quarter ended 30/09/2002 (Unaudited)	Half year ended 30/09/2003 (Unaudited)	Half year ended 30/09/2002 (Unaudited)	Previous Accounting year ended 31/03/2003 (Audited)
1. Segment Revenue					
(a). Aluminium Business	6,961	5,697	13,605	11,557	23,740
(b). Copper Business	7,807	6,362	12,718	12,481	26,015
	14,768	12,059	26,323	24,038	49,755
Less: Inter Segment Revenue	20	-	20	-	-
Net Sales/Income from operations	14,748	12,059	26,303	24,038	49,755
2. Segment Results (Profit/Loss before Tax and interest from each Segment)					
(a). Aluminium Business	1,956	1,507	3,984	3,388	6,605
(b). Copper Business	1,081	1,199	1,727	2,231	3,840
	3,037	2,706	5,711	5,619	10,445
Less: Interest & Finance Charges	(422)	(306)	(873)	(657)	(1,201)
	2,615	2,400	4,838	4,962	9,244
Add: Other un-allocable income net off un-allocable expenses	734	438	1,374	806	1,383
Profit before Tax & Extraordinary Items	3,349	2,838	6,212	5,768	10,627
3. Capital Employed (Segment assets-Segment liabilities)					
(a). Aluminium Business	39,291	34,801	39,291	34,801	38,502
(b). Copper Business	26,696	23,784	26,696	23,784	24,014
	65,987	58,585	65,987	58,585	62,516

Notes:

1 The acquisition of Mount Gordon Copper Mine in Australia through investment in Birla Mineral Resources PTY Ltd., a wholly owned subsidiary, for gross consideration of Australian Dollars 21 Million is expected to be completed during third quarter of FY 04.

2 All facilities for the Company's brownfield expansion at Copper Division for enhancing smelting capacity from 150000 MTPA to 250000 MTPA have been installed and mechanical completion reached.

3 Sale of Di-ammonium Phosphate (DAP) and other complex fertilizers are covered under the concession scheme of the Government [illegible] India for decontrolled fertilizers. Pending declaration of final rate of concession, the concession under the scheme has been accounted for provisionally on estimated basis. Considering the recent developments in this respect, the estimates for earlier years have been revised and according[illegible] 375.81 Million, being revenue differential has been recognised and included in sales.

4 The Board of Directors, subject to approval of shareholders of the Company in General Meeting, has appointed Shri D. Bhattacharya as Managing Director of the Company with effect from 2nd October, 2003.

5 After completion of final offer to acquire remaining 36,25,919 equity shares of Indian Aluminium Company Ltd. (Indal) in August 2003 as per SEBI (Substantial acquisition of Shares & Takeovers) Regulations, 1997, the Company's total consolidated holding is 6,86,69,101 equity shares representing 96.37% equity capital of Ind[illegible].

6 In July 2003, the Company has exercised call option and redeeme[illegible] % non convertible debentures of Rs 1000 Million. During the quarter the Company has also prepaid loans/debentures of Rs.1611 Million.

7 Pursuant [illegible] the special resolution passed by the shareholders in Annual General Meeting for delisting of the [illegible]mpany's Equity shares from three stock Exchanges, the Company has applied for delisting from The Delhi Stock Exchange Association Limited, Madras Stock Exc[illegible] Limited and The Calc[illegible] Stock Exchange Association Limited.

8 The Company has sold its entire holding of 3,915,871 equity shares in Indo Gulf Fertilizers Ltd. for a total consideration of Rs.293.48 Million.

9 Corresponding figures of second quarter and first half year of financial year 2002-03 have been restated for giving effect of amalgamation of remaining business (after demerger of fertilizer business at Jagdishpur) of Indo Gulf Corporation Limited with the Company w.e.f. 1st April, 2002. However, Paid-up Equity Share Capital, EPS and non-promoter shareholding figures have not been changed.

10 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.07.2003	Received	Resolved	Pending as on 30.09.2003
2	5	5	2

11 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Thursday, 23rd October, 2003.

12 The quarterly results for the period ended 30th September, 2003 have been reviewed by the Auditors

By and on behalf of the Board

D. Bhattacharya

[illegible]ce: Mumbai
[illegible]ed: 23rd October, 2003